PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND OVERNIGHT MAIL
April 2, 2014
Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 0409
U.S. Securities and Exchange Commission
100 F Street
Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 18, 2014; File No. 1-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated March 31, 2014, regarding comments of the Securities and Exchange Commission Staff (the “Staff”) related to Piedmont Office Realty Trust, Inc. (“the Company”)’s above-referenced filing. We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated each comment as shown in your letter prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2013

Liquidity and Capital Resources, page 29

Comment:

1.
We note your disclosure related to upcoming capital expenditures for the coming months. In future filings please include additional analysis of your capital expenditures that have occurred by breaking down total capital expenditures between new development, redevelopment/renovations and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Response:
We will incorporate the Staff’s Comment in future filings, beginning with our Quarterly report on Form 10-Q for the period ended March 31, 2014.

Mr. Daniel L. Gordon
April 2, 2014

Comment:

2.
In addition, if you capitalize a significant amount of soft costs such as interest, payroll and other G&A expenses please disclose the amount of these soft costs capitalized below the table that breaks down total capital expenditures between new development, redevelopment and other capital expenditures. Please provide a narrative discussion for fluctuations from year to year.

Response:
We will incorporate the Staff’s Comment in future filings, beginning with our Quarterly report on Form 10-Q for the period ended March 31, 2014.

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:    Mr. Isaac Esquivel, Securities and Exchange Commission
Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Philip Childs, Ernst & Young LLP
Mr. Thomas Brown, Ernst & Young LLP
Mr. Keith Townsend, Esq., King & Spalding, LLP